UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Intuitive Machines, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

46125A 100

(CUSIP Number)

Michael Blitzer

167 Madison Avenue, Suite 205 #1033

New York, New York 10016

(212) 319-1309

Copy to:

Joel L. Rubinstein

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 819-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 46125A 100	SCHEDULE 13D	Page 2 of 8 Pages
1	NAME OF REPORTING PERSONS Michael Blitzer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,662,673(1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,662,673(1)(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,662,673(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%(4)
14.	TYPE OF REPORTING PERSON IN

(1)	The reported shares consist of 1,662,673 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Intuitive Machines, Inc. (the “Issuer”) held by Michael Blitzer (“Mr. Blitzer”).
(2)	Excludes 2,538,125 shares of Class A Common Stock that may be purchased by exercising warrants that are not currently exercisable within 60 days. Pursuant to the warrant agreement, Mr. Blitzer has opted for a 9.8% beneficial ownership blocker, pursuant to which he may not exercise his warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, he (together with his affiliates and any persons acting as a group together with him or his affiliates) would beneficially own greater than 9.8% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by Mr. Blitzer gives effect to this beneficial ownership blocker.
(3)	Excludes 18,321 restricted stock units (“RSUs”) granted to Mr. Blitzer on June 23, 2023, each of which represents a contingent right to receive one share of Class A Common Stock. The RSUs will vest in full on the earlier to occur of the first anniversary of the grant date and the date of the next annual meeting following the grant date.
(4)	Based on 16,057,668 shares of Class A Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2023.

CUSIP No. 46125A 100	SCHEDULE 13D	Page 3 of 8 Pages
1	NAME OF REPORTING PERSONS Inflection Point Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON OO

END OF COVER PAGES

CUSIP No. 46125A 100	SCHEDULE 13D	Page 4 of 8 Pages

EXPLANATORY NOTE

This Amendment No. 4 to Schedule 13D (this “Fourth Amendment”) filed by (1) Michael Blitzer (“Mr. Blitzer”) and (2) Inflection Point Holdings LLC (the “Sponsor”) (each, a “Reporting Person” and collectively, the “Reporting Persons”) amends, with respect to the Reporting Persons, the report on Schedule 13D filed on October 4, 2021 (the “Original 13D” as amended by Amendment No. 1 to Schedule 13D filed on November 2, 2021 (the “First Amendment,”), as amended by Amendment No. 2 to Schedule 13D filed on December 7, 2022 (the “Second Amendment”) and as amended by Amendment No. 3 to Schedule 13D filed on February 24, 2023 (the “Third Amendment”), and the Original 13D as amended by the First Amendment, the Second Amendment and the Third Amendment, the “Schedule 13D”) by: (1) Kingstown Capital Management L.P. (“KCM”), (2) Kingstown Management GP LLC (“KMGP”), (3) Mr. Blitzer, (4) Guy Shanon (“Mr. Shanon”), (5) the Sponsor, (6) Kingstown 1740 Fund L.P. (“Kingstown 1740”), and (7) Kingstown Capital Partners LLC (“KCP”) with respect to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Intuitive Machines, Inc. (f/k/a Inflection Point Acquisition Corp.) (the “Issuer”).

Capitalized terms used and not otherwise defined in this Fourth Amendment have the meanings ascribed to them in the Schedule 13D. Except as expressly amended and supplemented by this Fourth Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

On July 14, 2023, the Sponsor distributed an aggregate of 6,845,000 Private Placement Warrants consisting of (i) 2,538,125 Private Placement Warrants distributed to Mr. Blitzer, (ii) 2,538,125 Private Placement Warrants distributed to Mr. Shanon and (iii) 1,768,750 Private Placement Warrants distributed to Kingstown 1740, in each case as a pro rata distribution for no consideration in accordance with the terms of the Sponsor’s limited liability company agreement.

On August 14, 2023:

(1)	Mr. Blitzer relinquished voting power and dispositive power over securities of the Issuer held by entities managed or controlled by KCM, KMGP and/or KCP. Accordingly, Mr. Blitzer no longer shares beneficial ownership of securities of the Issuer held by entities managed or controlled by KCM, KMGP and/or KCP;

(2)	Mr. Blitzer implemented a warrant exercise blocker that prevents him from exercising, within 60 days, warrants exercisable for an aggregate of 2,538,125 shares of Class A Common Stock. Pursuant to the warrant agreement, Mr. Blitzer has opted for a 9.8% beneficial ownership blocker, pursuant to which he may not exercise his warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, he (together with his affiliates and any persons acting as a group together with him or his affiliates) would beneficially own greater than 9.8% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended; and

(3)	Each of Kingstown 1740 and Mr. Shanon implemented warrant exercise blocker provisions preventing them from exercising, within 60 days, warrants exercisable for an aggregate of 5,756,875 shares of Class A Common Stock, consisting of (i) 3,218,750 warrants held by Kingstown 1740 and (ii) 2,538,125 warrants held by Mr. Shanon. Pursuant to the warrant agreement, Kingstown 1740 has opted for a 4.9% beneficial ownership blocker and Mr. Shanon has opted for a 9.8% beneficial ownership blocker, pursuant to which they may not exercise their warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, they (together with their affiliates and any persons acting as a group together with either of them or either of their affiliates) would beneficially own greater than 4.9% or 9.8%, respectively, of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

CUSIP No. 46125A 100	SCHEDULE 13D	Page 5 of 8 Pages

Also on August 14, 2023, the Sponsor distributed an aggregate of 8,243,750 shares of Class A Common Stock to its members, including 1,662,673 shares of Class A Common Stock to Mr. Blitzer, in a pro rata distribution for no consideration in accordance with the terms of the Sponsor’s limited liability company agreement. Following such distribution, the Sponsor no longer owns any securities of the Issuer.

As KCM, KMGP, Mr. Shanon, Kingstown 1740 and KCP no longer have representation on the board of directors of the Issuer and none of them currently have beneficial ownership of more than 20% of the Class A Common Stock, as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, they are expected to file a Schedule 13G pursuant to Rule 13d-1(c) to amend the Schedule 13D with respect to their beneficial ownership and thereafter comply with the reporting requirements applicable thereto.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety as follows

This Schedule 13D is being filed by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(1)	Michael Blitzer is an individual with a principal place of business located at 167 Madison Avenue, Suite 205 #1033, New York, NY 10016. Mr. Blitzer is a citizen of the United States of America. The principal occupation of Mr. Blitzer is serving as Co-Chief Investment Officer of KCM. Mr. Blitzer is a managing member of KMGP and KCP and a current director and former Co-Chief Executive Officer of the Issuer. Notwithstanding his roles with KCM, KMGP and KCP, Mr. Blitzer has relinquished voting power and dispositive power over securities of the Issuer held by entities managed or controlled by KCM, KMGP and/or KCP.

(2)	Inflection Point Holdings LLC is a Cayman Islands limited liability company with a principal place of business located at 167 Madison Avenue, Suite 205 #1033, New York, NY 10016. The principal business of the Sponsor was to invest in and hold securities of the Issuer.

The Sponsor has one executive officer, Guy Shanon. Mr. Shanon is the managing member of KMGP and KCP with respect to voting power and dispositive power over securities of the Issuer held by entities managed or controlled by KCM and/or KMGP. Mr. Shanon is an individual with a principal place of business located at 167 Madison Avenue, Suite 205 #1033, New York, NY 10016. Mr. Shanon is a citizen of the United States of America. The principal occupation of Mr. Shanon is serving as Co-Chief Investment Officer of KCM. Mr. Shanon is a managing member of KMGP and KCP and a former director and Co-Chief Executive Officer of the Issuer.

During the last five years, none of the Reporting Persons or Mr. Shanon has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4. PURPOSE OF THE TRANSACTION

Item 4 is hereby amended and supplemented as follows:

To the extent required by Item 4, the information contained in Item 3 and Item 6 of the Schedule 13D as amended by this Fourth Amendment is incorporated herein by reference.

On July 14, 2023, the Sponsor distributed an aggregate of 6,845,000 Private Placement Warrants consisting of (i) 2,538,125 Private Placement Warrants distributed to Mr. Blitzer, (ii) 2,538,125 Private Placement Warrants distributed to Mr. Shanon and (iii) 1,768,750 Private Placement Warrants distributed to Kingstown 1740, in each case as a pro rata distribution for no consideration in accordance with the terms of the Sponsor’s limited liability company agreement.

CUSIP No. 46125A 100	SCHEDULE 13D	Page 6 of 8 Pages

On August 14, 2023:

(1)	Mr. Blitzer relinquished voting power and dispositive power over securities of the Issuer held by entities managed or controlled by KCM, KMGP and/or KCP. Accordingly, Mr. Blitzer no longer shares beneficial ownership of securities of the Issuer held by entities managed or controlled by KCM, KMGP and/or KCP;

(2)	Mr. Blitzer implemented a warrant exercise blocker that prevents him from exercising, within 60 days, warrants exercisable for an aggregate of 2,538,125 shares of Class A Common Stock. Pursuant to the warrant agreement, Mr. Blitzer has opted for a 9.8% beneficial ownership blocker, pursuant to which he may not exercise his warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, he (together with his affiliates and any persons acting as a group together with him or his affiliates) would beneficially own greater than 9.8% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended; and

(3)	Each of Kingstown 1740 and Mr. Shanon implemented warrant exercise blocker provisions preventing them from exercising, within 60 days, warrants exercisable for an aggregate of 5,756,875 shares of Class A Common Stock, consisting of (i) 3,218,750 warrants held by Kingstown 1740 and (ii) 2,538,125 warrants held by Mr. Shanon. Pursuant to the warrant agreement, Kingstown 1740 has opted for a 4.9% beneficial ownership blocker and Mr. Shanon has opted for a 9.8% beneficial ownership blocker, pursuant to which they may not exercise their warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, they (together with their affiliates and any persons acting as a group together with either of them or either of their affiliates) would beneficially own greater than 4.9% or 9.8%, respectively, of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Also on August 14, 2023, the Sponsor distributed an aggregate of 8,243,750 shares of Class A Common Stock to its members, including 1,662,673 shares of Class A Common Stock to Mr. Blitzer, in a pro rata distribution for no consideration in accordance with the terms of the Sponsor’s limited liability company agreement. Following such distribution, the Sponsor no longer owns any securities of the Issuer.

ITEM 5. INTEREST OF SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b) The information contained on the cover pages to this Fourth Amendment are incorporated herein by reference.

Pursuant to the warrant agreement, Mr. Blitzer has opted for a 9.8% beneficial ownership blocker, pursuant to which he may not exercise his warrants for shares of Class A Common Stock to the extent that, upon giving effect to such exercise, he (together with his affiliates and any persons acting as a group together with him or his affiliates) would beneficially own greater than 9.8% of the Issuer’s Class A Common Stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The aggregate number of shares of Class A Common Stock and the percentage of total outstanding shares of Class A Common Stock beneficially owned by Mr. Blitzer gives effect to this beneficial ownership blocker.

(c) Except with respect to the distributions by the Sponsor on July 14, 2023 and August 15, 2023, the implementation of the warrant exercise blockers and Mr. Blitzer relinquishing voting power and dispositive power over securities of the Issuer held by entities managed or controlled by KCM, KMGP and/or KCP, each as described herein, the Reporting Persons have not effected any transactions in the Issuer’s Class A Common Stock during the past 60 days.

(d) None.

(e) Inflection Point Holdings LLC ceased to be a beneficial owner of more than five percent of the Class A Common Stock on August 15, 2023.

CUSIP No. 46125A 100	SCHEDULE 13D	Page 7 of 8 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented as follows:

To the extent required by Item 6, the information contained on the cover pages to this Fourth Amendment and in Item 5 of this Fourth Amendment is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented as follows:

Exhibit No.	Description
7.08	Letter Agreement, dated as of August 14, 2023, by and among Michael Blitzer, Kingstown Capital Management L.P., Kingstown Management GP LLC, Kingstown Capital Partners LLC and Guy Shanon.

CUSIP No. 46125A 100	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2023

/s/ Michael Blitzer
Name:	Michael Blitzer

INFLECTION POINT HOLDINGS LLC

By: Kingstown Capital Management L.P., its manager
By: Kingstown Management GP LLC, its general partner

/s/ Guy Shanon
Name:	Guy Shanon
Title:	Managing Member